UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ero Copper Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

296006109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296006109	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON David Strang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 127,562(1)
	6	SHARED VOTING POWER 5,817,035(2)
	7	SOLE DISPOSITIVE POWER 127,562(1)
	8	SHARED DISPOSITIVE POWER 5,817,035(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,944,597(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(4)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 1 common share held by David Strang and (ii) 127,561 common shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days.
(2)	Represents 5,817,035 held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which are controlled by David Strang.
(3)	Represents (i) 1 common share held by David Strang, (ii) 127,561 common shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days and (iii) 5,817,035 held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which is controlled by David Strang.
(4)	Based on 92,386,265 common shares outstanding, calculated as follows, (i) 92,258,704 common shares common shares of the Issuer issued and outstanding as of the close of business on January 31, 2023, as confirmed to the Reporting Persons on January 31, 2023 by the Issuer, plus (ii) 127,561 common shares issuable on the conversion of stock options held by David Strang.

CUSIP No. 296006109	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Tugela (A) Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,817,035(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,817,035(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,035(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 5,817,035 common shares held by Tugela (A) Investment Limited Partnership, by its general partner Tugela (A) GP Inc., which is controlled by David Strang.
(2)	Based on 92,386,265 common shares outstanding, calculated as follows, (i) 92,258,704 common shares common shares of the Issuer issued and outstanding as of the close of business on January 31, 2023, as confirmed to the Reporting Persons on January 31, 2023 by the Issuer, plus (ii) 127,561 common shares issuable on the conversion of stock options held by David Strang.

CUSIP No. 296006109	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Tugela (A) GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,817,035(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,817,035(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,035(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 5,817,035 common shares held by Tugela (A) GP Inc., the general partner of Tugela (A) Investment Limited Partnership. Tugela (A) GP Inc. is controlled by David Strang.
(2)	Based on 92,386,265 common shares outstanding, calculated as follows, (i) 92,258,704 common shares common shares of the Issuer issued and outstanding as of the close of business on January 31, 2023, as confirmed to the Reporting Persons on January 31, 2023 by the Issuer, plus (ii) 127,561 common shares issuable on the conversion of stock options held by David Strang.

CUSIP No. 296006109	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	NAME OF ISSUER

Ero Copper Corp.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

625 Howe Street, Suite 1050, Vancouver, British Columbia, V6C 2T6, Canada

ITEM 2.	(a)	NAME OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	David Strang

		(ii)	Tugela (A) Investment Limited Partnership

		(iii)	Tugela (A) GP Inc.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE

		(i)	625 Howe Street, Suite 1050, Vancouver, British Columbia, V6C 2T6, Canada

		(ii)	595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1J1, Canada

		(iii)	595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1J1, Canada

	(c)	CITIZENSHIP

		(i)	Canada

		(ii)	British Columbia

		(iii)	British Columbia

	(d)	TITLE OF CLASS OF SECURITIES

Common Shares

	(e)	CUSIP NUMBER

296006109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

Not Applicable.

CUSIP No. 296006109	SCHEDULE 13G	Page 6 of 8

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

See row 9 of the cover page for each Reporting Person.

As of January 31, 2023,

(i) David Strang directly owned of record 1 common share of the Issuer (a “Common Share”) and 127,561 Common Shares issuable on the conversion on a 1:1 basis of stock options held by David Strang within 60 days;

(ii) Tugela (A) Investment Limited Partnership directly owned of record 5,817,035 Common Shares or 6.3% of issued and outstanding Common Shares; and

(iii) Tugela (A) GP Inc. directly owned of record no Common Shares or 0% of issued and outstanding Common Shares.

The general partner of Tugela (A) Investment Limited Partnership is Tugela (A) GP Inc. Tugela (A) GP Inc. is controlled by David Strang. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of 5,817,035 Common Shares.

(b) Percent of class:

See row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP No. 296006109	SCHEDULE 13G	Page 7 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 296006109	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

DAVID STRANG

/s/ David Strang

TUGELA (A) INVESTMENT LIMITED PARTNERSHIP

By:	TUGELA (A) GP INC., its general partner

By:	/s/ David Strang
	Name:	David Strang
	Title:	President

TUGELA (A) GP INC.

By:	/s/ David Strang
	Name:	David Strang
	Title:	President